Filed by Northern Lights Fund Trust

Pursuant to Rule 425 under the Securities Act of

1933, as amended and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of

1934, as amended

Subject Company: Northern Lights Fund Trust

SEC File No. 333-193055

SouthernSun Small Cap Fund

SouthernSun U.S. Equity Fund

Dear Shareholder:

We recently sent you proxy materials regarding the Special Meeting of Shareholders of each of SouthernSun Small Cap Fund and SouthernSun U.S. Equity Fund (the “Funds”), scheduled to be held on March 24, 2014 (the “Meeting”). Our records indicate that we have not received your vote on the important proposal affecting your Fund investment. We urge you to vote as soon as possible so we can obtain a sufficient number of votes to hold the Meeting.

Please Vote Today!

After careful review, each Fund’s Board recommends that shareholders vote “FOR” the proposal to approve an Agreement and Plan of Reorganization for the Fund as detailed in your Proxy Statement. A copy of the Proxy Statement is available by calling the toll free number shown below.

You may not think your vote is important, but your participation is critical to hold the Meeting, so please vote immediately.

1-800-791-3320

Your vote is urgently needed!

Please vote now to be sure your vote is received in time for the Fund’s

March 24, 2014 Special Meeting of Shareholders.

Voting takes only a few minutes. Thank you for your participation in this important matter.

SouthernSun Funds have made it very easy for you to vote. Choose one of the following methods:

•	Speak to a proxy specialist by calling the number above. We can answer your questions and record your vote. (Open: M-F 8am-10pm, Sat 11am-6pm ET)

•	Log on to the website noted on the enclosed proxy card and enter your control number printed on the card. Vote by following the on-screen prompts.

•	Call the phone number on the enclosed proxy card and enter the control number printed on the card. Follow the touchtone prompts.

•	Mail Please complete, date and sign the enclosed proxy card and mail it in the enclosed, postage-paid envelope.